Exhibit 99.1

Golden Star Reports Third Quarter 2017 Results

Sixth consecutive quarter of production growth and lowest cash operating cost per ounce1 reported in 7 years

TORONTO, Nov. 1, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the third quarter ended September 30, 2017.

HIGHLIGHTS:

•	64% increase in gold production to 73,827 ounces in the third quarter of 2017 compared to the third quarter of 2016 ("Q3 2016")
•	Record quarterly production from the Prestea Open Pits for the fifth consecutive quarter at 38,899 ounces of gold
•	First stope blasted at the high grade Prestea Underground Gold Mine ("Prestea Underground") in September 2017 and commercial production expected during the fourth quarter of 2017
•	19% increase in production from the Wassa Underground Gold Mine ("Wassa Underground") to 15,877 ounces compared to second quarter of 2017, as the mine continues to ramp up
•	Golden Star plans to transition Wassa to an underground-only operation in early 2018 to focus on higher grade, higher margin ore
•	30% decrease in cash operating cost per ounce[1] to $671 compared to Q3 2016 – lowest cash operating cost per ounce[1] reported since second quarter of 2010
•	26% decrease in All-In Sustaining Cost ("AISC") per ounce[1] to $848 in the third quarter of 2017 compared to Q3 2016 – lowest AISC since Golden Star began reporting of AISC four years ago in the first quarter of 2013
•	Capital expenditures of $17.9 million in the third quarter of 2017
•	$9.7 million (54%) attributable to development capital for Prestea Underground
•	2017 exploration program progressing well, with results from both Wassa Underground and Prestea Underground confirming the potential for Mineral Resource growth
•	365% increase in mine operating margin in the third quarter of 2017 to $26.9 million compared to Q3 2016
•	Net income attributable to Golden Star shareholders in the third quarter of 2017 of $12.1 million or $0.03 per share, compared to a net loss of $23.1 million or $0.07 loss per share in the same period of 2016
•	Consolidated cash balance of $30.0 million at September 30, 2017, with the Company remaining fully funded to deliver its capital program
•	Consolidated full year 2017 gold production guidance maintained at 255,000-280,000 ounces

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"The third quarter of 2017 delivers our sixth consecutive quarter of production growth and our lowest consolidated cash operating cost per ounce1 in seven years.  We expect our margins to increase further still as we continue to ramp up production from both high grade, underground mines and as we transition to being an underground-only producer at both operations during 2018.  The third quarter has been an exciting period for Golden Star on the exploration front too, as we demonstrated that Wassa Underground is a larger ore body than we previously estimated and that it remains open at depth.  The current exploration program is at an early stage at Prestea Underground, but the initial results have been encouraging and we should begin drilling down plunge later this quarter to access the longer term targets.  At the end of the third quarter, we are on track to achieve our consolidated 2017 full year production guidance on all stated metrics and I look forward to updating the market on further exploration results over the coming months."

Notes: 1. See "Non-GAAP Financial Measures".

Third Quarter 2017 Conference Call Details

The Company will conduct a conference call and webcast to discuss its results for the third quarter of 2017 on Thursday, November 2, 2017 at 10:00 am ET.

The quarterly results call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 866 393 4306
Toronto Local and International: +1 734 385 2616
Conference ID: 91721286
Webcast: www.gsr.com

A recording and webcast replay of the call will be available from www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended September 30,
OPERATING SUMMARY		2017	2016
Wassa Main Pit gold sold	oz	16,122	20,229
Wassa Underground gold sold	oz	15,877	2,202
Prestea Open Pits gold sold	oz	39,176	22,930
Prestea Underground gold sold	oz	3,204	—
Total gold sold	oz	74,379	45,361
Total gold produced	oz	73,827	44,974
Average realized gold price	$/oz	1,233	1,286
Cash operating cost per ounce – Consolidated[1]	$/oz	671	964
Cash operating cost per ounce – Wassa[1]	$/oz	856	1,110
Cash operating cost per ounce – Prestea[1]	$/oz	520	835
Cost of sales per ounce – Consolidated[1]	$/oz	855	1,152
Cost of sales per ounce – Wassa[1]	$/oz	1,083	1,355
Cost of sales per ounce – Prestea[1]	$/oz	669	973
All-in sustaining cost per ounce – Consolidated[1]	$/oz	848	1,153

		Three Months Ended September 30,
FINANCIAL SUMMARY		2017	2016
Gold revenues	$'000	87,772	55,511
Cost of sales excluding depreciation and amortization	$'000	53,502	44,608
Depreciation and amortization	$'000	7,365	5,111
Mine operating margin	$'000	26,905	5,792
General and administrative expense	$'000	7,264	9,370
(Gain)/Loss on fair value of financial instruments, net	$'000	3,446	5,784
Net income/(loss) attributable to Golden Star shareholders	$'000	12,117	(23,110)
Adjusted net income attributable to Golden Star shareholders[1]	$'000	19,827	1,148
Income/(loss) per share attributable to Golden Star shareholders - basic	$/share	0.03	(0.07)
Income/(loss) per share attributable to Golden Star shareholders - diluted	$/share	0.03	(0.07)
Adjusted income per share attributable to Golden Star shareholders - basic[1]	$/share	0.05	0.00
Cash provided by operations	$'000	23,717	20,964
Cash provided by operations before working capital changes[1]	$'000	23,941	21,500
Cash provided by operations per share - basic	$/share	0.06	0.06
Cash provided by operations before working capital changes per share – basic[1]	$/share	0.06	0.07
Capital expenditures	$'000	17,877	21,656

Notes:
1. See "Non-GAAP Financial Measures".

OPERATIONAL PERFORMANCE

Overview

In the third quarter of 2017 Golden Star produced 73,827 ounces of gold, representing the sixth consecutive quarter of gold production growth.  Accordingly, it also represents the strongest quarter of wholly non-refractory production since the Company's inception.

This compelling result was achieved as a result of the fifth consecutive quarter of record gold production from the Prestea Open Pits (38,899 ounces), including the Mampon deposit, which represents a 71% increase compared to Q3 2016.  It was also due to the continued outperformance by the mining team at Wassa Underground in achieving significantly higher daily mining rates during the third quarter of 2017 than targeted for the year (1,400 tonnes per day ("tpd")).  The average mining rate during the period was over 2,200 tpd, which also represents a 40% increase compared to the second quarter of 2017.

The third quarter of 2017 was also a notable quarter from a cost perspective, as it delivered the lowest cash operating cost per ounce1 in seven years and the lowest AISC per ounce1 since Golden Star began reporting this metric four years ago.

Golden Star's consolidated cash operating cost per ounce1 was $671 in the third quarter of 2017, a 30% decrease compared to Q3 2016, due to the 38% decrease in the cash operating cost per ounce1 at the Prestea Gold Mine2 ("Prestea") and the 23% decrease at the Wassa Gold Mine ("Wassa")3.  The consolidated AISC per ounce1 was $848, a 26% decrease compared to Q3 2016, and the consolidated cost of sales per ounce1 was $855, a 26% decrease compared to the same period in 2016.

From a development perspective, the Company made robust progress during the third quarter of 2017.  The successful blasting of the initial ore from the first stope in the West Reef ore body at Prestea Underground took place in late September 2017.  During the third quarter of 2017 the mine delivered 3,204 ounces of gold and production is expected to continue to ramp up as the mine moves towards commercial production.  This is anticipated to be achieved during the fourth quarter of 2017.

At Wassa, Golden Star has decided to delay the next pushback of Wassa Main Pit, Cut 3, until a time when the gold price is higher and the open pit will deliver higher margin ore.  From early 2018 Wassa will become solely an underground operation as the Company focuses on producing higher grade, higher margin ounces that will generate the strongest cash flow.

At the end of the first nine months of 2017, Golden Star had produced 195,796 ounces of gold.  This represents 73% of the mid-point of the Company's full year 2017 guidance range for gold production.  Golden Star's consolidated cash operating cost per ounce1 for the first nine months of 2017 was $747 and its AISC per ounce1 was $924; both of these results are below the bottom end of the full year guidance ranges.  Golden Star remains confident that it can achieve its full year 2017 consolidated guidance on all stated metrics.

Notes
1. See "Non-GAAP Financial Measures"
2. The Prestea Gold Mine refers to the combination of the Prestea Open Pits and Prestea Underground.
3. The Wassa Gold Mine refers to the combination of the Wassa Main Pit and Wassa Underground.

Wassa Gold Mine

		Three Months Ended September 30,
		2017	2016
WASSA FINANCIAL RESULTS
Revenue	$'000	$39,556	$25,958
Mine operating expenses	$'000	27,980	22,473
Severance charges	$'000	145	-
Royalties	$'000	2,033	1,488
Operating costs to metals inventory	$'000	(603)	(20)
Inventory net realizable value adjustment	$'000	606	—
Cost of sales excluding depreciation and amortization	$'000	30,161	23,941
Depreciation and amortization	$'000	4,481	3,464
Mine operating margin/(loss)	$'000	$4,914	$(1,447)
Capital expenditures	$'000	6,469	9,699

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	395,623	561,343
Ore mined - Underground	t	211,670	46,234
Ore mined - Total	t	607,293	607,577
Waste mined - Main Pit	t	1,436,889	2,674,220
Waste mined - Underground	t	56,553	68,040
Waste mined - Total	t	1,493,442	2,742,260
Ore processed - Main Pit	t	457,232	653,337
Ore processed - Underground	t	211,670	45,669
Ore processed - Total	t	668,902	699,006
Grade processed - Main Pit	g/t	1.20	1.08
Grade processed - Underground	g/t	2.61	1.93
Recovery	%	93.1	93.4
Gold produced - Main Pit	oz	15,847	20,088
Gold produced - Underground	oz	15,877	2,202
Gold produced - Total	oz	31,724	22,290
Gold sold - Main Pit	oz	16,122	20,229
Gold sold - Underground	oz	15,877	2,202
Gold sold - Total	oz	31,999	22,431
Cost of sales per ounce[1]	$/oz	1,083	1,355
Cash operating cost per ounce[1]	$/oz	856	1,110

Notes
1. See "Non-GAAP Financial Measures"

Wassa Operational Overview

Gold production from the Wassa Gold Mine was 31,724 ounces in the third quarter of 2017, a 42% increase compared to Q3 2016.  For the first time gold production from Wassa Underground accounted for 50% of Wassa's total production (15,877 ounces).  90% of gold production in the same period of 2016 was attributable to the Wassa Main Pit, as only development ore was being processed from Wassa Underground during this time.

Wassa Underground's production in the third quarter of 2017 represents a 19% increase compared to the second quarter of 2017.  The underground mine continued to exceed the expected mining rate for 2017 of 1,400 tpd, with an average mining rate during the third quarter of 2017 of over 2,200 tpd and during the first nine months of the year of over 1,800 tpd.

However while the daily mining rate exceeded expectations, the underground head grade delivered to the processing plant during the third quarter of 2017 was lower than anticipated at 2.61 grams per tonne ("g/t") of gold ("Au").  During the quarter Golden Star focused on improving the understanding of the ore body through increased definition drilling, geological interpretation and modeling. Most of the gold production in the period exhibited high levels of dilution within the designed stopes as a result of the definition drilling program not being far enough ahead of the production plan.  This situation is being continuously improved through increasing the number of drills and focus on the scheduling process. Early in the fourth quarter of 2017, with the above changes implemented, higher grades were returned in muck samples and in the ore being delivered to the processing plant.

Production from Wassa Main Pit decreased by 21% compared to the same period in 2016.  This is as a result of mining operations nearing the bottom of the current pushback, Cut 2, which means that the pit area has become smaller and mining rates have become lower.

Following an internal study to assess capital expenditure requirements and margins in light of the current gold price, Golden Star has decided to defer the next pushback, Cut 3, until a time when the gold price is higher.  The purpose of this change is to focus on the higher grade, higher margin underground ounces that are anticipated to generate the strongest cash flow.  Wassa will become an underground-only operation in early 2018 and the throughput of the processing plant will be reduced to approximately 3,800 tpd, with the processing of ore alternated between the two ball mills, resulting in increased availability.  The mining rate of Wassa Underground will be increased to 2,700-3,000 tpd, with the potential to further expand in time.  In order to achieve the higher mining rate, four new underground haulage trucks have been purchased and recently arrived in Ghana.  A new stope drill is also being commissioned and Wassa Underground's development equipment is being upgraded.  Golden Star will provide further details on the planned transition at Wassa during the first quarter of 2018.

Wassa reported a cash operating cost per ounce1 for the third quarter of 2017 of $856, a 23% decrease compared to the same period in 2016, primarily as a result of the 43% increase in ounces of gold sold.   It also represented a 13% decrease compared to the second quarter of 2017.  The cost of sales per ounce1 for Wassa in the third quarter of 2017 was $1,083.

Post period end, Shaddrack Adjetey Sowah was appointed as General Manager of the Wassa Gold Mine.  Prior to this, Shaddrack was the General Manager of the Prestea Open Pits and he has held a number of other senior roles within Golden Star during his 18 years with the Company.  Gary Chapman, who held the role previously, has retired.  The Board and management team would like to thank Gary for his hard work and dedication and wish him the best with all future endeavours.

Notes 1. See "Non-GAAP Financial Measures".

Prestea Gold Mine

		Three Months Ended September 30,
		2017	2016
PRESTEA FINANCIAL RESULTS
Revenue	$'000	$48,216	$29,553
Mine operating expenses	$'000	22,113	19,959
Severance charges	$'000	83	—
Royalties	$'000	2,901	1,515
Operating costs to metals inventory	$'000	(1,756)	(807)
Cost of sales excluding depreciation and amortization	$'000	23,341	20,667
Depreciation and amortization	$'000	2,884	1,647
Mine operating margin	$'000	$21,911	$7,239
Capital expenditures	$'000	11,408	11,913

PRESTEA OPERATING RESULTS
Ore mined	t	469,961	469,075
Waste mined	t	1,024,836	1,212,431
Ore processed	t	408,341	386,621
Grade processed	g/t	3.60	2.20
Recovery	%	86.7	82.7
Gold produced - Open Pits	oz	38,899	22,684
Gold produced - Underground	oz	3,204	—
Gold produced - Total	oz	42,103	22,684
Gold sold - Open pits	oz	39,176	22,930
Gold sold - Underground	oz	3,204	—
Gold sold - Total	oz	42,380	22,930
Cost of sales per ounce[1]	$/oz	669	973
Cash operating cost per ounce[1]	$/oz	520	835

Notes
1. See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from the Prestea Gold Mine in the third quarter of 2017 was 42,103 ounces.  This comprises gold production from the Prestea Open Pits (including the Mampon deposit) of 38,899 ounces (92% of Prestea's production), delivering record quarterly production for the fifth consecutive quarter, and gold production of 3,204 ounces from Prestea Underground (8% of Prestea's production).

Gold production from Prestea Underground during the third quarter of 2017 continued to be delivered from development ore.  The first stoping ore was fed to the processing plant at the start of the fourth quarter of 2017, following the blasting of the first stope on September 27, 2017, and therefore will be reflected in the production results for the fourth quarter of 2017.

Gold production from Prestea in the third quarter of 2017 also represents an 86% increase compared to the same period in 2016 due to a 64% increase in grade processed, a 6% increase in ore processed and a 5% increase in recovery rate.  The substantial increase in head grade is as a result of the contribution to Prestea's production from the Mampon deposit and Prestea Underground, which are both significantly higher grade than the Prestea Open Pits.

Prestea reported a cash operating cost per ounce1 of $520 in the third quarter of 2017, which represents a 38% decrease compared to the same period in 2016.  This outperformance is a result of the stronger gold production, in particular from the Mampon deposit, and the consequent increase in gold sold.  The cost of sales per ounce1 at Prestea in the third quarter of 2017 was $669.

Prestea Underground Development

By the end of the third quarter of 2017, the refurbishment of Prestea Underground was completed and commercial production is expected to be achieved in the fourth quarter of 2017.

The longhole drilling of the first stope was completed during the quarter and stope blasting commenced in late September 2017.  As of October 31, 2017, the second raise had commenced longhole drilling of cable bolts; the third raise was at 124m; the fourth raise was about to commence blasting; and the fifth Alimak nest was almost completed.

Major improvements to the ventilation system occurred during the third quarter of 2017, with the breakthrough of the footwall drive between the two crosscuts. Through-flow ventilation is now in place at the raise developments, resulting in cooler temperatures, better environmental conditions for loader operation and the removal of the long ventilation ducts and fans in the crosscuts.  The breakthrough of the footwall drive has also exposed stope access areas for the next 13 planned stopes.

As of October 31, 2017, a total of 29,500 tonnes of material had been delivered to the processing plant.  Of the 29,500 tonnes, approximately 12,100 tonnes was ore from raise development.  Since the raises have a width of 2.7 meters and the stopes are expected to be mined at a width of 1.7 meters, the expected average grade of the first three stopes is approximately 16 g/t Au, which is higher than the reserve grade.  As ore and waste use the same pass system on 24 Level, it was decided that to improve logistics and productivity during the pre-commercial production period, ore and waste would not be separated and that all mined material would be delivered to the run of mine pad at the processing plant.

Notes 1. See "Non-GAAP Financial Measures".

Exploration

The 2017 exploration program continued during the third quarter of 2017, focusing on step out drilling at both Wassa and Prestea.

Wassa Underground

Three surface drill rigs were employed at Wassa to test the extents of the higher grade mineralization, up plunge to the north of the current planned stoping areas in the B Shoot zone and down plunge to the south of the current Inferred Mineral Resources.  It confirmed the ore body is larger than previously estimated and remains open in both directions.

The drilling to test the northern extension comprised 15 holes and totaled 4,164 metres ("m") and confirmed that the B Shoot extends approximately 50 metres to the north.  This suggests the potential to add production to Wassa Underground's mine plan in the near term.  As previously reported, significant intercepts included 14.9m grading 18.9 g/t Au from 294.0m in hole BS17DD002, including 2.0m grading 91.8 g/t Au from 300.0m, and 23.8m grading 7.3 g/t Au from 289.9m in hole BS17DD003, including 4.0m grading 21.8 g/t Au from 293.0m.

The drilling to test the southern extension of the B Shoot is expected to comprise 7,000m and include two mother holes with up to four directional daughter holes being deflected from each of the mother holes.  Results received from the first mother hole confirmed that the high grade zone extends approximately 200m to the south of the current Inferred Mineral Resources.  Previously reported significant intercepts included drilled widths of 23.8m grading 6.1 g/t Au from 1,001.0m and 21.7m grading 5.3 g/t from 1,049.3m.

Following the completion of this first mother hole, three of the four daughter holes have been deflected and drilling of the second mother hole is expected to commence late in the fourth quarter of 2017.  Results are pending for all of the daughter holes.

Prestea Underground

During the third quarter of 2017 drilling at Prestea Underground focused on testing the extension of the West Reef to the north as well as further delineating the West Reef through additional in-fill drilling.

Five holes have been completed to date in the extension drilling program, with the results of the first four holes received and reported.  These results confirm the extension of gold mineralization to the north and represent the opportunity to add new stopes, which have the potential to be mined during the next 18 months and add ounces to the short term mine plan.  The drilling was conducted from within Prestea Underground's workings and comprised a total of 1,007m.  Previously reported significant intercepts included 0.5m grading 132.4 g/t Au from 174.7m in hole WR17-24-274S25 and 0.5m grading 67.20 g/t Au from 182.3m in hole WR17-24-274S19.

The results of 23 holes have been received and reported in the in-fill stope definition drilling program to further delineate the West Reef ore body, with seven of these holes received and reported during the third quarter of 2017.  The latest seven holes comprised 947m of drilling and all the results received to date confirm the previously modelled high grade nature and strong continuity of gold mineralization and the thickness of the ore body. Significant intercepts included 0.5m grading 87.6 g/t Au from 141.1m in hole WR17-24-274S1 and 1.5m grading 64.5 g/t Au from 144.2m in hole WR17-24-274S17.

Golden Star intends to excavate a new drill chamber to the north of the current West Reef 24 Level access. This is to enable the exploration team to access the larger, longer term exploration target, which is the projected down plunge extension of the high grade West Reef ore body.  The Company expects the drill chamber to be completed during the fourth quarter of 2017, allowing for a further increase in drill production from late 2017/early 2018 onwards.  Drill production is expected to increase during the remainder of 2017 through the mobilization of a second underground diamond drill rig.

FINANCIAL PERFORMANCE

Capital Expenditures

Golden Star continued to incur substantial capital expenditures in the third quarter of 2017 as the Company further advanced Prestea Underground towards production.  Capital expenditures totaled $17.9 million, a 17% decrease compared to the same period in 2016 as a result of the construction of Wassa Underground being complete and the commencement of commercial production at this mine on January 1, 2017.

Development capital accounted for 79% of capital expenditures ($14.2 million), with the majority relating to Prestea Underground ($9.7 million).  Other key capital expenditures during the quarter were incurred to fund the continued development of Wassa Underground ($1.9 million), for the development of the Prestea Open Pits ($0.6 million) and for exploration drilling ($2.1 million at Wassa and $0.3 million at Prestea).

Third Quarter 2017 Capital Expenditures Breakdown (in millions)

Item	Sustaining	Development	Total
Wassa Open Pit and Processing Plant	1.4	2.1	3.5
Wassa Underground	0.8	1.9	2.7
Other Development	0.3	0	0.3
Wassa Subtotal	2.5	4.0	6.5
Prestea Open Pits (including Mampon deposit)	0.6	0.5	1.1
Prestea Underground	0	9.7	9.7
Other Development	0.6	0	0.6
Prestea Subtotal	1.2	10.2	11.4
Consolidated	3.7	14.2	17.9

Other Financial Highlights

Gold revenues for the third quarter of 2017 totaled $87.8 million from gold sales of 74,379 ounces, at an average realized gold price of $1,233 per ounce.  This represents a 58% increase in revenues compared to the third quarter of 2016, which was due to higher gold production at both the Wassa and Prestea operations.  Gold revenues from Prestea increased by 63% during the third quarter of 2017 due to gold sales from the Prestea Open Pits increasing by 71% compared to the same period in 2016. Gold revenues from Wassa increased by 52% during the third quarter of 2017 compared to Q3 2016 as a result of a 43% increase in gold sales.

Cost of sales excluding depreciation and amortization for the third quarter of 2017 totaled $53.5 million, an increase of 20% from the same period in 2016.  This was due primarily to higher mining costs at Wassa.  Wassa Underground also achieved commercial production on January 1, 2017 and as a result, mining costs were higher in the third quarter of 2017 than in the same period in 2016 as previously underground mining costs were capitalized.  At Prestea, the increase in cost of sales excluding depreciation and amortization was due mainly to higher haulage costs for the material mined from the Mampon deposit.

Depreciation and amortization expenses for the third quarter of 2017 totaled $7.4 million, compared to $5.1 million in the third quarter of 2016.  This increase is primarily a result of the commencement of depreciation on the Wassa Underground assets on January 1, 2017 when the underground mine achieved commercial production, stronger production from both operations and lower Mineral Resource and Mineral Reserve estimates for the Prestea Open Pits compared to 2016.

As a result, Golden Star reported a mine operating margin of $26.9 million in the third quarter of 2017.  This represents a 365% increase compared to the same period in 2016 as a result of the 58% increase in gold revenues and both operations moving towards a lower cost structure.

General and administrative ("G&A") expenses for the third quarter of 2017 totaled $7.3 million, compared to $9.4 million in Q3 2016.  The 22% decrease in G&A expenses was due primarily to the decline in non-cash shared-based compensation in the third quarter of 2017.

Golden Star recorded a fair value loss of $3.4 million on financial instruments in the third quarter of 2017, compared to a loss of $5.8 million in the same period in 2016.  The loss in the third quarter of 2017 was comprised of a $3.2 million non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures and a $0.2 million loss recognized for the warrants.

The net income attributable to Golden Star shareholders for the third quarter of 2017 was $12.1 million or $0.03 income per share (basic), compared to a net loss of $23.1 million or $0.07 loss per share (basic) in the third quarter of 2016.  The significant increase in net income in the third quarter of 2017 was due primarily to a higher consolidated mine operating margin and lower losses recognized on financial instruments, compared to the same period in 2016.

After certain adjustments, the adjusted net income attributable to Golden Star shareholders1 was $19.8 million in the third quarter of 2017, compared to $1.1 million in the same period in 2016.  The higher adjusted net income for the period was principally due to higher consolidated mine operating margin compared to Q3 2016.

Cash provided by operations in the third quarter of 2017 was $23.7 million or $0.06 per share (basic), which compares to $21.0 million or $0.06 per share (basic) in Q3 2016.  Cash provided by operations before changes in working capital1 for the period was $23.9 million or $0.06 per share (basic), compared to $21.5 million or $0.07 per share (basic) in the same period of 2016.  The increase in cash provided by operations before working capital1 was due to a higher mine operating margin at Prestea in the third quarter of 2017 compared to Q3 2016 and a mine operating margin of $4.9 million at Wassa in the third quarter of 2017 compared to a mine operating loss of $1.4 million in the third quarter of 2016.  However it is important to note that $20.0 million of the $21.5 million provided by operations in Q3 2016 was attributable to an advance payment under the streaming agreement from RGLD Gold AG, therefore the improvement in the operations' ability to generate cash during the past 12 months is stronger than it might initially appear.

The Company's consolidated cash balance was $30.0 million at September 30, 2017 and Golden Star remains fully funded to deliver its capital program. Working capital used $0.2 million during the third quarter of 2017, compared to $0.5 million in the same period in 2016. The working capital changes in the third quarter of 2017 related to an increase of $3.9 million in inventory and a $0.5 million increase in prepaids and other, offset by a $2.2 million decrease in accounts receivable and a $1.9 million increase in accounts payable and accrued liabilities.

For further information about Golden Star's operational and financial performance, please visit the Financial and Operational database at http://apps.indigotools.com/IR/IAC/?Ticker=GSC&Exchange=TSX.  The data relating to the third quarter of 2017 will be available 24 hours after release at the latest.

Notes 1. See "Non-GAAP Financial Measures".

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE American, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in the fourth quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/LOSS (Stated in thousands of U.S. dollars except shares and per share data) (Unaudited)

	Three Months Ended September 30,
	2017	2016
Revenue	$87,772	$55,511
Cost of sales excluding depreciation and amortization	53,502	44,608
Depreciation and amortization	7,365	5,111
Mine operating margin	26,905	5,792

Other expenses/(income)
Exploration expense	400	408
General and administrative	7,264	9,370
Finance expense, net	2,264	2,001
Other income	(172)	(27)
Loss on fair value of financial instruments, net	3,446	5,784
Loss on repurchase of 5% Convertible Debentures, net	-	12,048
Net income/(loss) and comprehensive income/(loss)	$13,703	$(23,792)
Net income/(loss) attributable to non-controlling interest	1,586	(682)
Net income/(loss) attributable to Golden Star shareholders	$12,117	$(23,110)

Net income/(loss) per share attributable to Golden Star shareholders
Basic	$0.03	$(0.07)
Diluted	$0.03	$(0.07)
Weighted average shares outstanding-basic (millions)	378.0	325.3
Weighted average shares outstanding-diluted (millions)	385.3	325.3

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Stated in thousands of U.S. dollars) (Unaudited)

	As of
	September 30, 2017	December 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,954	$21,764
Accounts receivable	4,207	7,299
Inventories	48,896	44,381
Prepaids and other	6,843	3,926
Total Current Assets	89,900	77,370
RESTRICTED CASH	6,493	6,463
MINING INTERESTS	243,076	215,017
Total Assets	$339,469	$298,850
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$87,169	$92,900
Derivative liabilities	—	2,729
Current portion of rehabilitation provisions	3,254	5,515
Current portion of deferred revenue	17,827	19,234
Current portion of long term debt	12,533	15,378
Current portion of other liability	10,801	2,073
Total Current Liabilities	131,584	137,829
REHABILITATION PROVISIONS	71,273	71,867
DEFERRED REVENUE	95,634	94,878
LONG TERM DEBT	82,779	89,445
LONG TERM DERIVATIVE LIABILITY	9,061	15,127
LONG TERM OTHER LIABILITY	5,178	10,465
Total Liabilities	395,509	419,611
SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares
authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	783,232	746,542
CONTRIBUTED SURPLUS	34,758	33,861
DEFICIT	(806,781)	(832,951)
Equity/(Deficit) attributable to Golden Star shareholders	11,209	(52,548)
NON-CONTROLLING INTEREST	(67,249)	(68,213)
Total Deficit	(56,040)	(120,761)
Total Liabilities and Shareholders' Equity	$339,469	$298,850

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in thousands of U.S. dollars) (Unaudited)

	Three Months Ended September 30,
	2017	2016

OPERATING ACTIVITIES:
Net income/(loss)	$13,703	$(23,792)
Reconciliation of net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	7,373	5,114
Share-based compensation	4,059	6,426
Loss on fair value of embedded derivatives	3,170	3,341
Loss on fair value of 5% Convertible Debentures	—	1,920
Loss on repurchase of 5% Convertible Debentures, net	—	12,048
Recognition of deferred revenue	(4,266)	(2,889)
Proceeds from Royal Gold stream	—	20,000
Reclamation expenditures	(2,157)	(1,325)
Other	2,059	657
Changes in working capital	(224)	(536)
Net cash provided by operating activities	23,717	20,964
INVESTING ACTIVITIES:
Additions to mining properties	(82)	(261)
Additions to plant and equipment	(374)	—
Additions to construction in progress	(16,655)	(21,395)
Change in accounts payable and deposits on mine equipment and material	(2,194)	146
Net cash used in investing activities	(19,305)	(21,510)
FINANCING ACTIVITIES:
Principal payments on debt	(357)	(23,803)
Proceeds from 7% Convertible Debentures, net	-	20,729
5% Convertible Debentures repayment	—	(18,240)
Shares issued, net	—	31,771
Exercise of options	—	6
Net cash (used in)/provided by financing activities	(357)	10,463
Increase in cash and cash equivalents	4,055	9,917
Cash and cash equivalents, beginning of period	25,899	7,577
Cash and cash equivalents, end of period	$29,954	$17,494

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce", "All-In Sustaining Costs per ounce", "cost of sales per ounce", "cash provided by operations before changes in working capital" and "adjusted net earnings attributable to shareholders". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.  "Cash operating cost per ounce" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.  We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

"All-In Sustaining Costs" commences with cash operating costs and then adds metals net realizable value adjustment, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding non-cash share-based compensation expenses), and accretion of rehabilitation provision.  This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of All-In Sustaining Costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.  Non-cash share-based compensation expenses are now also excluded from the Company's current method of calculating All-In Sustaining Costs, as the Company believes that such expenses may not be representative of the actual payout on the equity and liability based awards. Non-cash share-based compensation expenses were previously included in the calculation of All-In sustaining costs. The Company has presented comparative figures to conform with the computation of All-In Sustaining Costs as currently calculated by the Company.

"Cost of sales" means cost of sales excluding depreciation and amortization as shown on the Company's statement of operations plus depreciation and amortization.  "Cost of sales per ounce" for the period is "cost of sales" divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cash provided by operations before working capital changes" is calculated by subtracting the "changes in working capital" from "net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share – basic" is "cash provided by operations before working capital changes" divided by the basic weighted average number of shares outstanding for the period.

In order to indicate to stakeholders the Company's earnings excluding the non-cash loss on the fair value of the Company's outstanding convertible debentures, non-cash impairment charges, and non-cash share-based compensation, the Company calculates "adjusted net income attributable to shareholders" and "adjusted income per share attributable to shareholders" to supplement the condensed interim consolidated financial statements.  The adjusted income per share attributable to shareholders is calculated using the weighted average number of shares outstanding using the basic method of earnings per share.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There are material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2016 and the Company's Management Discussion and Analysis for the three and nine months ended September 30, 2017, which are available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: transitioning to underground-only operations at Wassa, the timing thereof and the impact on the processing plant; the impact on costs and margins as Wassa Underground continues to ramp up and Prestea Underground commences commercial production; the timing for ramping up at Wassa Underground; the size of the ore body at Wassa Underground; the drilling of the second mother hole at Wassa Underground and the timing thereof; the timing for commercial production at Prestea Underground; the timing for commencing down plunge drilling at Prestea Underground; the excavation of a drilling chamber at Prestea Underground and the timing and impact thereof; production, cash operating cost, AISC per ounce and capital expenditures guidance for full year 2017; the ability to increase ore grades and mining rate at Wassa Underground; the timing for extension drilling of the West Reef; the risk profile of the Company; the ability to achieve 2017 production guidance in terms of production, profitability, cash operating costs, cash operating costs per ounce, AISC per ounce, and capital expenditures; the timing of and amount of production from Prestea Underground; the anticipated mining rate for Prestea Underground; the grade of ore from Prestea Underground; the timing of the release of the Company's drilling results; and the timing for updating the market on further exploration results and the planned transition at Wassa.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (iii) Bogoso - "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/November2017/01/c3181.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:35e 01-NOV-17